United States securities and exchange commission logo





                            March 29, 2023

       Ali Vezvaei
       Chairperson
       Next.e.GO B.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

                                                        Re: Next.e.GO B.V.
                                                            Registration
Statement on Form F-4
                                                            Filed March 13,
2023
                                                            File No. 333-270504

       Dear Ali Vezvaei:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Summary of the Proxy Statement/Prospectus
       TopCo, page 29

   1. We note your response to prior comment 1 regarding the application of the business combination related
shell company definition to TopCo. Business combination related shell company is a
shell company that is formed by an entity (that is not a shell company)
                                                        solely for the purpose
of completing a business combination transaction among one or more entities other
than the shell company    none of which is a shell company.    As Athena
                                                        Consumer Acquisition
Corp. is a shell company, TopCo does not appear to qualify as a business combination
related shell company. Please revise to file audited financial statements of TopCo. To
the extent, the registrant is a foreign private issuer, has not commenced operations,
and has been in existence for less than a year, only an audited
 Ali Vezvaei
Next.e.GO B.V.
March 29, 2023
Page 2
         balance sheet that is no more than nine months old may be filed. Bridge Financing, page 36

2. Please update your disclosure to indicate the remaining portion of the Bridge Financing in the amount of $11,250,000 has not been disbursed, including the reason why.
Background of the Business Combination, page 114

3. Refer to your added disclosure on page 121. Expand to clarify how, notwithstanding the changes you mention, Athena's board concluded that the business combination is in the best interests of Athena and its stockholders. Include specific disclosure of the factors considered, quantifying to the extent possible, and any analysis the board conducted.
Changes in the assumptions, page 128

4. We note the disclosure added here. Please expand to quantify each of the changes mentioned in the first two bullet points and how those changes impacted the projected financial information.
Fairness Opinion of Northland, page 129

5. We note that there are changes in the assumptions underlying the prospective financial information since July 2022, and that you do not intend to ask Northland for an updated fairness opinion. Please disclose whether the Board believes the fairness opinion remains valid.
Proposal No. 1: The Business Combination Proposal
Certain Engagements in Connection with the Business Combination and Related Transactions, page 136

6. You state that a portion of the fee payable to IB Capital LLC is due upon closing of the business combination. Please clarify whether this is a contingent fee arrangement, and if so, provide a more detailed description of the terms.
Unaudited Pro Forma Condensed Combined Financial Information, page 195

7. Your disclosures indicate that, in connection with the Business Combination, you expect to enter into Earn-Out agreement prior to the Closing. We note that no pro forma adjustment has been reflected for the earn-out in the pro forma financial
       information. Please tell what consideration you gave to accounting for the arrangement
FirstName LastNameAli Vezvaei
       within your pro forma financial statements, other than in your pro forma loss per share
Comapany    NameNext.e.GO
       calculation. As part ofB.V.
                               your response, provide us with your analysis and
cite the
March authoritative
       29, 2023 Pageguidance
                       2       you relied upon in determining your treatment.
FirstName LastName
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
           B.V.
Comapany
March      NameNext.e.GO B.V.
       29, 2023
March3 29, 2023 Page 3
Page
FirstName LastName
Unaudited Pro forma Combined Balance Sheet as of September 30, 2022, page 199

8.       We note that you present    Retained earnings    and    Accumulated
deficit    line items on the
         pro forma balance sheet. Please combine these line items into a single line item, or explain why you believe your current presentation is more appropriate. In this regard, if the
         current presentation is to show Athena   s    Accumulated deficit
separately, please revise
         to reflect the adjustment (7) in    Retained earnings   .
9.       We note subsequent to September 30, 2022 e.GO received shareholder loans
         totaling    17.965 million from nd industrial investments B.V. We also note such loans
         from nd industrial investments B.V. mature on the earlier of (i) December 31, 2023 or
         (ii) 4 weeks after closing of a public market transaction. In this regard, please tell what consideration you gave to the presentation of the additional shareholder loans in the pro forma financial statements as this information may be material to investors in accordance with Rule 11-01(a)(8) of Regulation S-X. As part of your response, tell us whether you plan to pay down or pay off any borrowings or loans using proceeds from the transaction.
Adjustment (3) - Unaudited pro forma condensed combined statements of operations, page 202

10. We note that your pro forma income statements for the year ended December 31, 2021 and for the nine months ended September 30, 2022 give effect to the Business
         Combination as if it had been consummated on January 1, 2021. Please tell us why you believe the pro forma income statement for the nine months ended September 30, 2022 should reflect the deemed listing cost, or revise to remove adjustment
(3) from this pro
         forma income statement.
Note 3     Transaction Accounting Adjustments
Adjustment (6), page 202

11. We note Adjustment (6) does not reflect adjustment (b) which was made to reflect the
         impact of U.S. GAAP to IFRS conversion of Athena   s Warrants. Please
revise to reflect
         this conversion adjustment, or explain why you do not believe this adjustment should be reflected.
Earnings/(Loss) per Share, page 203

12. We note that the pro forma weighted average shares outstanding and historical weighted average shares outstanding used in your pro forma diluted loss per share and Next.e.GO
         Mobile SE   s historical diluted loss per share for the period ended
September 30, 2022,
         respectively, appear to include shares that are antidilutive. Please exclude the shares that are antidilutive from your diluted loss per share calculations and disclose them separately in your disclosure. Similar concerns apply to your presentation and disclosures beginning on page F-54.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
           B.V.
Comapany
March      NameNext.e.GO B.V.
       29, 2023
March4 29, 2023 Page 4
Page
FirstName LastName
Financial statements of Next.e.GO Mobile SE for the period ended September 30, 2022
Report of Independent Registered Public Accounting Firm, page F-52

13.      We note that the audit report refers to the financial statements as of
and    for each of two
         years in the period ended September 30, 2022 and December 31, 2021. Please include a revised audit report that refers to the periods consistent with those presented in the financial statements (e.g., for the nine months period ended September 30, 2022).
Going Concern, page F-60

14. You state that the Company has signed on February 09, 2023, a term-sheet with Traust
         Structured, LLC and Two River Ventures, LLC with a total cash intake of up to c. USD
         51.4 million (c. EUR 48.0 million) net of fees and financing costs. However, the Funding
         Events table on page F-100 does not appear to reflect this funding. Please explain to us the reason for the difference and revise your filing to fix this inconsistency.
15. The Funding Events table on page F-100 indicates that the term-sheet signed with Painted
         Sky Partners provides funding of    up to    USD 75 million, which is
not clear from your
         disclosure here. Please revise to clarify in your disclosure.
16. We note from your disclosures on page 52 and 60 that reservations are not commitments to purchase your products and are subject to cancellation by customers. Please revise to clarify here that these reservations are non-binding and cancellable. Also revise the
         disclosure under    Information on the Group    on page F-60 to
provide a similar
         clarification.
Note. 9.3.1 Financing Arrangements, page F-92

17. We note on page 230-231 you disclose that the parties of the credit agreement related to the Bridge Financing are negotiating a reservation of rights letter to
address e.GO   s failure
         to deliver certain documents (such as certain follow-on security documents) under the credit agreement, a related standstill of Brucke Funding LLC and Brucke Agent LLC, and the restructuring of the Bridge Financing Fixed Payment. Please revise your disclosure here to include similar disclosure on page 230-231, and discuss whether you expect to receive the remaining $11.25 million, and if so, when it is expected to be disbursed.
Exhibit 23.2, page II-3

18.      We note that the auditor   s consent related to the consolidated
financial statements of e.GO
         only refers to the audit report dated March 9, 2023. Please also obtain the consent for the audit report dated October 26, 2022, or revise to remove the standalone audited financial statements and the related notes of e.GO for the year ended December 31, 2021, along with the audit report dated October 26, 2022.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
           B.V.
Comapany
March      NameNext.e.GO B.V.
       29, 2023
March5 29, 2023 Page 5
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Clemens Rechberger